UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 11-K

X	ANNUAL REPORT PURSUANT TO SECTION 15 (d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2002

OR

TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from ______________ to ______________

Commission file number 0-11917

A. Full title of the plan and the address of the plan; if different from that of the issuer below: The Davey 401KSOP and ESOP
B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office: The Davey Tree Expert Company 1500 North Mantua Street P.O. Box 5193 Kent, Ohio 44240

The Davey 401KSOP and ESOP ("Plan")
Form 11-K
December 31, 2002

 TABLE OF CONTENTS

Page

Signatures	2

Index to Financial Statements and Supplemental Schedules	3

Exhibit Index

Exhibit 23 Consent of Independent Auditors

Exhibit 99.1 Certification

Exhibit 99.2 Certification

1

The Davey 401KSOP and ESOP
December 31, 2002

SIGNATURES

The Plan.  Pursuant to the requirements of the Securities Exchange Act of 1934, the Plan Administrator has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

THE DAVEY 401KSOP AND ESOP

	By:	The Davey Tree Expert Company
as Plan Administrator

Date: June 27, 2003	By:	/s/ David E. Adante
David E. Adante
Executive Vice President, Chief Financial Officer
and Secretary

2

The Davey 401KSOP and ESOP ("Plan")

Audited financial statements and supplemental schedules for the Plan prepared in accordance with the financial reporting requirements of the Employee Retirement Income Security Act of 1974, as amended, are filed herewith in lieu of an audited statement of financial condition and statement of income and changes in plan equity.

INDEX TO FINANCIAL STATEMENTS AND SUPPLEMENTAL SCHEDULES

Page

Financial Statements

Report of Independent Auditors	F-1

Statement of Net Assets Available for Benefits--December 31, 2002	F-2

Statement of Net Assets Available for Benefits--December 31, 2001	F-3

Statement of Changes in Net Assets Available for Benefits-- Year ended December 31, 2002	F-4

Notes to Financial Statements--December 31, 2002	F-5

Supplemental Schedules

Schedule H, Line 4i--Schedule of Assets (Held at End of Year)-- December 31, 2002	F-10

Schedule H, Line 4j--Schedule of Reportable Transactions-- Year ended December 31, 2002	F-11

All other schedules are omitted as not applicable or not required.

3

REPORT OF INDEPENDENT AUDITORS

To the 401KSOP and ESOP Committee
The Davey 401KSOP and ESOP
Kent, Ohio

We have audited the accompanying statements of net assets available for benefits of The Davey 401KSOP and ESOP as of December 31, 2002 and 2001, and the related statement of changes in net assets available for benefits for the year ended December 31, 2002. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2002 and 2001, and the changes in its net assets available for benefits for the year ended December 31, 2002, in conformity with accounting principles generally accepted in the United States.

Our audits were performed for the purpose of forming an opinion on the financial statements taken as a whole. The accompanying supplemental schedules of assets (held at end of year) as of December 31, 2002 and reportable transactions for the year then ended, are presented for purposes of additional analysis and are not a required part of the financial statements but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. These supplemental schedules are the responsibility of the Plan's management. The supplemental schedules have been subjected to the auditing procedures applied in our audits of the financial statements and, in our opinion, are fairly stated in all material respects in relation to the financial statements taken as a whole.

                                                                              /s/ Ernst & Young LLP

Akron, Ohio
June 23, 2003

The Davey 401KSOP and ESOP

Statement of Net Assets Available for Benefits

December 31, 2002

	Nonparticipant Directed-- The Davey Tree Expert Company Stock Fund	Participant Directed Investment Funds	2002 Total

Assets
Investments, at fair value:
Common shares	$ 33,646,067	$ 1,176,333	$ 34,822,400
Mutual funds	-	4,946,749	4,946,749
Common collective trust funds	779,486	1,978,610	2,758,096

Total investments	34,425,553	8,101,692	42,527,245

Receivables:
The Davey Tree Expert Company contributions	581,460	-	581,460
Participants' contributions	-	65,197	65,197
Dividends and interest	112	-	112

Total receivables	581,572	65,197	646,769

Net assets available for benefits	$ 35,007,125	$ 8,166,889	$ 43,174,014

See notes to financial statements.

The Davey 401KSOP and ESOP

Statement of Net Assets Available for Benefits

December 31, 2001

	Nonparticipant Directed-- The Davey Tree Expert Company Stock Fund	Participant Directed Investment Funds	2001 Total

Assets
Investments, at fair value:
Common shares	$ 32,332,882	$ 915,470	$ 33,248,352
Mutual funds	-	4,660,352	4,660,352
Common collective trust funds	174,913	1,978,528	2,153,441

Total investments	32,507,795	7,554,350	40,062,145

Receivables:
The Davey Tree Expert Company contributions	495,927	-	495,927
Participants' contributions	-	71,364	71,364
Dividends and interest	322	-	322

Total receivables	496,249	71,364	567,613

Net assets available for benefits	$ 33,004,044	$ 7,625,714	$ 40,629,758

See notes to financial statements.

The Davey 401KSOP and ESOP

Statement of Changes in Net Assets Available for Benefits

Year ended December 31, 2002

	Nonparticipant Directed-- The Davey Tree Expert Company Stock Fund	Participant Directed Investment Funds	2002 Total

Additions
Contributions:
Participants	$ -	$ 1,977,651	$ 1,977,651
The Davey Tree Expert Company-- common shares	559,402	-	559,402
Net appreciation (depreciation) in fair value of investments	2,122,907	(1,124,716)	998,191
Dividend and interest income	636,219	102,851	739,070

Total additions	3,318,528	955,786	4,274,314

Deductions
Distributions to participants:
Cash	1,247,827	411,149	1,658,976
Common shares	11,483	-	11,483
Administrative expenses	56,137	3,462	59,599

Total deductions	1,315,447	414,611	1,730,058

Net additions	2,003,081	541,175	2,544,256

Net assets available for benefits:
Beginning of year	33,004,044	7,625,714	40,629,758

End of year	$ 35,007,125	$ 8,166,889	$ 43,174,014

See notes to financial statements.

The Davey 401KSOP and ESOP

Notes to Financial Statements

December 31, 2002

A.  Description of the Plan

The following description of The Davey 401KSOP and ESOP (the Plan) provides only general information.  Participants should refer to the Plan document for a more complete description of the Plan's provisions.

General

The Plan is a defined contribution plan covering all domestic employees of The Davey Tree Expert Company (Company and Plan Sponsor) who have attained age 21, completed one year of continuous service and who are not members of a collective bargaining unit.  The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).

On March 15, 1979, the Company consummated a plan which transferred control of the Company to its employees through an employee stock ownership plan (the ESOP). At December 31, 1996, all of the 2,880,000 common shares sold to the ESOP had been allocated to the participants in the Plan. Accordingly, effective January 1, 1997, an amendment was adopted which renamed and restated the Plan in its entirety to incorporate a deferred savings plan (401(k) plan) feature. The Plan retained the existing ESOP assets and participant accounts.

KeyBank National Association (the Trustee) served as the Plan's Trustee through February 2003, succeeded by Reliance Trust Company, effective March 1, 2003.  Also effective March 1, 2003, Wells Fargo Retirement Services became the Custodian pursuant to the provisions of the Plan, succeeding KeyBank National Association.

Contributions

Participating employees have the option to make elective contributions, subject to the limit allowed by the Internal Revenue Code ($11,000 for 2002, excluding catch-up contributions), further limited by other maximum contribution limits established by federal law, and subject to a weekly minimum contribution of $5. The Company makes an annual matching contribution equal to 50% of the first 3% of compensation that a participant contributes. Company contributions are made in either cash or the Company's common shares.

The Davey 401KSOP and ESOP

Notes to Financial Statements (continued)

A.  Description of the Plan (continued)

Participant Accounts

Each participant's account is credited with the participant's contribution and allocations of (a) the Company's contribution and, (b) plan earnings and charged with an allocation of administrative expenses. Allocations are based on the participant's selected investment mix. A participant is entitled to the benefit that can be provided from the participant's vested account balance.

Vesting

Participants are immediately vested in their contributions plus actual earnings thereon. Vesting in the Company's matching contribution plus actual earnings thereon is based on years of continuous service. A participant is 100% vested after three years of continuous service, retirement (at 65 years of age or early retirement), permanent disability or death.

Investment Options

Participants were provided with the following fund options and related investment profiles (provided by the fund managers), including directing up to 25% of their total contributions to The Davey Tree Expert Company Stock Fund.

       Victory Money Market Fund--Invests in high-grade money market instruments.

       Victory Intermediate Income Fund--Invests in bonds issued by corporations and obligations of the
       U.S. Government and its agencies or instrumentalities.

       Aim Balanced Fund--Invests in a broadly diversified portfolio of stocks and bonds.

       Victory Equity Index Fund--Invests in a diversified portfolio of common stocks included in the
       Standard and Poor's 500 Index designed to replicate the performance of the Standard & Poor's 500
       Index.

       Janus Twenty Fund Inc--Invests in a core of 20 to 30 companies that includes a combination of well established, multinational businesses and medium-size and faster-growing companies.

       Invesco Dynamics Fund Inc--Invests in equity securities of mid-sized core growth companies.

       Victory Diversified Stock Fund--Invests in equity securities of large, established companies.

       Franklin Small-Mid Cap Growth Fund--Invests in common stocks of small and medium sized companies.

       Neuberger Berman Genesis--Invests in common stocks of companies with market capitalizations less than $1.5 billion at the time of purchase.

The Davey 401KSOP and ESOP

Notes to Financial Statements (continued)

A.  Description of the Plan (continued)

      Mutual Discovery Fund--Invests in common and preferred stocks, debt securities and convertible securities of small sized companies. Approximately 50% of the funds are invested in foreign investments.

      Templeton Growth Fund--Invests in common stocks and debt obligations of companies and governments in the U.S. and abroad.

      The Davey Tree Expert Company Stock Fund--Invests in common shares of The Davey Tree Expert
      Company (with temporary investments made in the Employee Benefits Money Market Fund).

Participants may change their investment options once each quarter.

Payment of Benefits

Participants who terminate may elect to receive distributions of vested benefits either in cash or common shares of the Company. Shares of the Davey Tree Expert Company Stock Fund issued after January 1, 1997 are to be distributed in a lump sum as either shares or cash. Shares of the Davey Tree Expert Company Stock Fund issued before January 1, 1997 may be distributed in a lump sum of shares; or at the option of the participant, cash may be distributed either in lump-sum or monthly, quarterly, or annual installments over a period not to exceed either the participant's normal life expectancy, or the normal life expectancy of the participant and their beneficiary. Former participants wishing to sell their shares must offer such shares first to the Plan and then to the Company.

Forfeited Accounts

As of December 31, 2002, forfeited nonvested accounts totaling $626,813 were available to reduce future Company contributions.

Voting Rights

Each participant is entitled to exercise voting rights attributable to the common shares of the Company allocated to his or her account and is notified by the Trustee at least thirty days prior to the time such rights are to be exercised. Participants are requested to instruct the Trustee as to how shares should be voted.  If a participant does not provide the Trustee with instructions as to how shares should be voted, then such shares are voted, as provided in the Plan, proportionately in accordance with instructions received from other participants in the Plan.

The Davey 401KSOP and ESOP

Notes to Financial Statements (continued)

B.  Summary of Significant Accounting Policies

Basis of Accounting

The financial statements have been prepared on the accrual basis of accounting.

Investment Valuation and Income Recognition

The Plan's investments are stated at fair value. Shares or units of mutual funds are valued at quoted market prices which represent the net asset value of shares or units held by the Plan at year-end. Common collective trust funds are stated at fair value as measured by Key Asset Management, Inc., an affiliate of the Trustee, based on the fair market value of the underlying investments. The fair value of the Company's common shares is determined by an independent stock valuation firm.

Purchases and sales of securities are accounted for on the trade date.  Dividend income is accounted for on the ex-dividend date.

Administrative Expenses

The costs of administering the Plan are paid by the Company, except for trustee and recordkeeping fees, Company stock valuation services and audit fees, which are paid by the Plan.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the reported amounts. Actual results could differ from those estimates.

C.  Investments

The fair values of the investments representing 5% or more of the Plan's net assets were as follows:

	December 31,
	2002	2001
The Davey Tree Expert Company common shares, 2,720,500 shares in 2002 and 2,770,696 shares in 2001	$ 34,822,400	$ 33,248,352

The Davey 401KSOP and ESOP

Notes to Financial Statements (continued)

C.  Investments (continued)

During the year ended December 31, 2002, the Plan's investments (including gains and losses on investments bought and sold, as well as held during the year) appreciated (depreciated) in value as follows:

Year Ended December 31, 2002
Appreciation (Depreciation)

The Davey Tree Expert Company common shares	$ 2,169,206
Mutual funds	(833,715)
Common collective trust funds	(337,300)

Net appreciation in fair value	$ 998,191

D.  Party-in-Interest Transactions

Certain plan investments include shares of funds managed by Key Trust Company of Ohio, N.A. Key Trust Company of Ohio, N.A. is an affiliate of the Plan Trustee and, therefore, these transactions qualify as party-in-interest transactions, as defined by ERISA.  Fees paid to the Trustee by the Plan totaled $33,743 for the year ended December 31, 2002.

E.  Termination of the Plan

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, participants become 100% vested in their accounts.

F.  Tax Status of the Plan

The Internal Revenue Service (IRS) has determined and informed the Company, in a letter dated April 16, 2002, that the Plan is qualified and the trust established under the Plan is tax-exempt under the appropriate sections of the Internal Revenue Code (IRC).  Once qualified, the Plan is required to operate in conformity with the IRC to maintain its qualification. The Plan Sponsor believes that the Plan is operated in compliance with the applicable requirements of the IRC and, therefore, believes that the Plan is qualified and the related trust is tax-exempt.

The Davey 401KSOP and ESOP EIN: 34-0176110 Plan Number: 004 Schedule H, Line 4i--Schedule of Assets (Held at End of Year) December 31, 2002

(a)	(b) Identity of Issue, Borrower, Lessor or Similar Party	(c) Description of Investment	(d) Cost	(e) Current Value

*	The Davey Tree Expert Company (A)	2,720,500 common shares	$ 5,598,331	$ 34,822,400

	Mutual Funds:

*	Key Trust Company of Ohio, N.A.	Victory Intermediate Income Fund--66,712 units		672,458

	Aim Advisors	Aim Balanced Fund-- 3,822 shares		79,528

	Janus Capital	Janus Twenty Fund Inc-- 3,681 shares		106,783

	Invesco Funds Group	Invesco Dynamics Fund Inc-- 7,888 shares		84,084

*	Key Trust Company of Ohio, N.A.	Victory Diversified Stock Fund--2,159 shares		23,837

	Franklin Templeton	Franklin Small-Mid Cap Growth Fund-- 61,397 shares		1,347,654

	Neuberger Berman Group	Neuberger Berman Genesis Fund--4,253 shares		70,429

	Franklin Templeton	Mutual Discovery Fund-- 77,900 shares		1,251,080

	Franklin Templeton	Templeton Growth Fund-- 82,291 shares		1,310,896

	Common Collective Trust Funds:

*	Key Trust Company of Ohio, N.A. (A)	Victory Money Market Fund- 85,014 units	1,144,513	1,193,391

*	Key Trust Company of Ohio, N.A.	Victory Equity Index Fund-- 22,241 units		1,357,437

*	Key Trust Company of Ohio, N.A. (A)	Employee Benefits Money Market Fund-- 207,268 units	207,268	207,268

				$ 42,527,245

*	A party-in-interest as defined by ERISA
(A)	Nonparticipant and participant directed

The Davey 401KSOP and ESOP EIN: 34-0176110 Plan Number: 004 Schedule H, Line 4j--Schedule of Reportable Transactions (Held at End of Year) For the year ended December 31, 2002

(a) Identity of Party Involved	(b) Description of Assets	(c) Purchase Price	(d) Selling Price	(g) Cost of Asset	(h) Current Value of Asset on Transaction Date	(i) Net Gain or (Loss)

Category 3. Series of transactions in excess of 5 percent of plan assets

Key Trust Company of Ohio, N.A.	Employee Benefits Money Market Fund	$1,156,247	-	$1,156,247	$1,156,247	$ -
		-	$1,180,896	1,180,896	1,180,896	-

There were no category 1., 2. or 4. reportable transactions during 2002.

EXHIBIT INDEX

Exhibit No.	Description

23	Consent of Independent Auditors	Filed Herewith

99.1	Certification Pursuant to 18 U.S.C. Section 1350, as Adopted Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002--Chief Executive Officer	Filed Herewith

99.2	Certification Pursuant to 18 U.S.C. Section 1350, as Adopted Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002--Chief Financial Officer	Filed Herewith